Alexander M. Donaldson
adonaldson@wyrick.com

December 24, 2009

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attn:  Celia A. Soehner

Re:	Nephros, Inc. Registration Statement on Form S-1 Amended December 16, 2009 and December 24, 2009 File No. 333-162781

Dear Ms. Soehner:

We write this letter on behalf of our client Nephros, Inc. in response to the comments of the Staff of the Securities and Exchange Commission as set forth in the Staff’s letter dated December 22, 2009.  That letter was issued with respect to our response letter dated and filed on December 18, 2009 to comments of the Staff contained in a letter dated December 17, 2009, related to the above-captioned filing.  Simultaneously with the filing of this letter, Nephros is filing a pre-effective Amendment No. 2 to the Registration Statement.  Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

Fee Table

1.	We will continue to review your response to prior comment 1 after you amend your registration statement.

Nephros has included a revised fee table in the amended Registration Statement.

Division of Corporation Finance
December 24, 2009

Plan of Distribution, page 21

2.
We reissue prior comment 2 because your response does not cite or analyze relevant authority that supports your conclusions.  In addition, the relevance of your references to a registration statement that attempted to register a transaction that you were not eligible to conduct is unclear.  Please note that your response should address both the offer and the sale of your securities and demonstrate clearly how the offer and sale were consistent with Section 5.

Facts

Nephros and Seaside 88, LP, a sophisticated accredited institutional investor, began conversations in early July 2009 about a possible investment by Seaside in Nephros’ common stock.  These conversations, which occurred primarily in July and August, and intermittently in September, began with the consideration of a possible private placement, the possible structure and amount of an offering, and the means by which to register the stock for resale.  Seaside also indicated to Nephros that it would be interested in several investments in Nephros stock over a period of time.  Nephros and Seaside also had discussions about Nephros’ business in general.  Nephros did not provide Seaside with any oral information about the company other than what was contained in Nephros’ SEC filings.  Nephros did not provide Seaside with any written information about the company at any time.   These discussions regarding a potential private placement did not result in a transaction.

On October 30, 2009, Nephros filed a registration statement for a proposed offering for a limited period of time at prices to be at a discount to market price, and with a minimum price.  After that filing, Nephros and Seaside had communications limited to the status of the registration statement.  However, after receipt of the Staff’s comment letter dated November 19, 2009, Nephros informed Seaside that any offering would have to be a single sale of stock at a fixed price.  No stock sale terms were discussed at that time.  No further conversations were had until December 10, 2009, when Seaside contacted Nephros to say that it was willing to purchase stock at a fixed price, but only if and when the stock was registered pursuant to an effective registration statement.  On December 14, 2009, Nephros and Seaside executed a Common Stock Purchase Agreement, which by its terms was conditioned upon the effectiveness of the registration statement.  The Common Stock Purchase Agreement also required the closing to be concluded by December 31, 2009 or the Common Stock Purchase Agreement would terminate.  Based on these terms, Seaside was cognizant of the risk of fluctuations in the price of Nephros’ stock pending the closing and Nephros was cognizant that the offering might not close.  Nephros clearly did not intend to sell stock and Seaside clearly did not intend to purchase stock prior to the effectiveness of the registration statement.

The proposed offering involved only one potential investor, Seaside, and Nephros did not conduct any general solicitation nor did it discuss an offering under the registration statement with any other person or entity.  Further, Nephros did not issue any press release or other communication about a possible offering until the announcement of the execution of the Common Stock Purchase Agreement on December 14, 2009 and therefore did not attempt to condition the market in any way.

Nephros and Seaside terminated the Common Stock Purchase Agreement on December 24, 2009.   Nephros and Seaside have not communicated since the receipt of the Staff’s comment letter dated December 17, 2009 other than through their respective attorneys to effect the termination of the Common Stock Purchase Agreement and discuss this response.

Division of Corporation Finance
December 24, 2009

Authority

The Offer

Section 5(b)(1) of the Securities Act of 1933 (the “Act”) provides that no offer of a security may be made by means of a prospectus included in a filed registration statement unless the prospectus meets the requirements of Section 10 of the Act.  Section 10 requires the prospectus to contain the information contained in the registration statement, subject to omissions prescribed by rules adopted by the Commission.  Rule 430(a) provides that a form of prospectus filed as part of a registration statement shall be deemed to meet the requirements of Section 10 for the purposes of Section 5(b)(1) prior to the effective date of the registration statement, provided the prospectus contains substantially the information required by the Act to be included in a prospectus meeting the requirements of Section 10(a) or contains substantially that information except for the omission of information with respect to the offering price or other matters dependent upon the offering price.

The preliminary prospectus dated October 30, 2009 that Nephros used to make the offer to Seaside that led to the execution of the Common Stock Purchase Agreement was contained in the registration statement filed on October 30, 2009.  Nephros respectfully submits that the October 30 preliminary prospectus met the requirements of Section 10 in all material respects.  The fact that the preliminary prospectus did not reflect a fixed price offering caused no confusion or harm to Seaside because of the sophisticated nature of Seaside, the length of time during which Nephros and Seaside had discussed a possible offering, and the fact that the preliminary prospectus stated that it was subject to change.  Importantly, Seaside knew that the offering would have to be a fixed price offering on or shortly after November 19 and then considered this fact for nearly four weeks before contacting Nephros to say that it was interested in making a purchase at a fixed price.  Moreover, the vast majority of the disclosure in the October 30 preliminary prospectus did not change with the filing of the pre-effective amendment on December 16, 2009; only the manner of the pricing and timing of the offering changed.

To further comply with Section 5(b)(1) and Section 10, Nephros will provide to Seaside the preliminary prospectus dated December 24 that is contained in the Amendment No. 2 to the registration statement filed today.  The revised preliminary prospectus makes clear that the offering is a fixed price offering.  Nephros submits that this revised preliminary prospectus meets the requirements of Section 5(b)(1) and Section 10 because it contains all of the information required by Section 10 (including the fixed price nature of the offering) other than the price at which the stock will be offered, which may be omitted under Rule 430A.  In addition, the registration statement, as amended on December 16 and December 24, is for a fixed price offering.  Therefore, both the preliminary prospectus dated December 15 and the preliminary prospectus dated December 24 are contained in and relate to a registration statement for a fixed price offering.  Nephros also points out that the revised preliminary prospectus dated December 24 is being provided to Seaside without any agreement between Nephros and Seaside as to the purchase of any stock.

Division of Corporation Finance
December 24, 2009

The Proposed Sale

Section 5(a)(1) of the Act requires a registration statement to be effective prior to the sale of a security.  The Common Stock Purchase Agreement was contingent on the effectiveness of the registration statement, and therefore no sale of stock could occur until such effectiveness.

Nephros respectfully submits that the Common Stock Purchase Agreement does not constitute a “sale” of securities under Section 5(a)(1), and that even if it did the parties have terminated it and the facts and circumstances indicate no conditioning of the market that would merit any penalty or delay in effectiveness of the registration statement.  “Under prevailing law, securities are considered sold when the parties are obligated to execute the transaction.”  Westinghouse Electric Corporation v. ‘21’ International Holdings, Inc., 821 F.Supp. 212, 215 (S.D.N.Y. 1993).  Under section 2.4 of the Common Stock Purchase Agreement, the parties’ obligation to consummate the transaction was contingent on various closing conditions.  Importantly, Seaside was not obligated to close the transaction unless the Commission had declared effective a registration statement covering the shares to be sold to Seaside and the registration statement remained in full force and effect.  In SEC v. National Student Mktg. Corp., 457 F.Supp. 682, 704 (D.D.C. 1978), the sale of securities was expressly conditioned on a merger between two companies.  The court found that the purchasers “had no expectation or duty to proceed with the sales if the merger was aborted.”  Id. at 704.  As a result, the relevant date of “sale” was the date of the consummation of the merger, not the date of the initial agreement, because the parties did not become “irrevocably b[ound] to their agreement without regard to further action or inaction on their part” until the merger was completed.  Id.  Similarly, Seaside would not become irrevocably bound until and unless a registration statement was declared effective prior to December 31, 2009.  As a result, no “sale” of securities has occurred or would have occurred until those conditions were satisfied.

Despite this legal basis for executing an agreement prior to the effectiveness of a registration statement, Nephros and Seaside terminated the Common Stock Purchase Agreement on December 24, 2009.

Public Policy

Nephros respectfully submits that the offer and proposed sale of stock by Nephros to Seaside did not violate the public policy behind the Act, which is the protection of investors.  As noted above, Seaside is a sophisticated accredited investor with a history of investing in small companies.  All of the information required to be contained in a Section 10 prospectus (i) was contained in the preliminary prospectus dated October 30, other than the offering price and the fixed price nature of the offering, (ii) was contained in the preliminary prospectus dated December 15 and (iii) is contained in the preliminary prospectus dated December 24, 2009 (other than the offering price omitted pursuant to Rule 430A).  The proposed sale of stock, as agreed to in the Common Stock Purchase Agreement, was contingent on the registration statement being effective, which condition was proposed by Seaside, not by Nephros.  As noted above, such a contingency, if met, has been found by the courts to operate as the date of a sale rather than the date of the entry into the agreement.  Finally, the termination of the Common Stock Purchase Agreement removes any possible legal pressure on Seaside to consider an investment in the common stock of Nephros.

Division of Corporation Finance
December 24, 2009

The Amended Registration Statement

Nephros today filed the pre-effective Amendment No. 2 to the registration statement.  The preliminary prospectus contained in the amendment removes references to any sale to Seaside and adds a risk factor relating to the possible violation of the Act by the sequence of the offer and the execution of the Common Stock Purchase Agreement prior to the effectiveness of the registration statement.  In this manner, Nephros believes that it has made full disclosure to investors and that the offering of stock by Nephros to investors, which may include Seaside, pursuant to the revised preliminary prospectus, and the proposed sale of stock to Seaside, if Seaside is willing to purchase the stock, will comply with Section 5 of  the Act for the reasons discussed above.

*   *   *   *   *

Nephros respectfully submits that the foregoing discussion is appropriately responsive to the comments of the Staff.  If the Staff has any further comments, please direct them to the undersigned.

Sincerely, /s/ Alexander M. Donaldson Alexander M. Donaldson

cc:           Mr. Gerald J. Kochanski